Exhibit 99.1

Tricon Reports Strong Q1 2022 Results and Updates Full-Year Guidance

TORONTO--(BUSINESS WIRE)--May 10, 2022--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today its consolidated financial results for the three months ended March 31, 2022.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the first quarter, including the following highlights:

  Net income from continuing operations increased by 290% year-over-year to $163.5 million compared to $41.9 million in Q1 2021; diluted earnings per share from continuing operations increased by 181% year-over-year to $0.59 compared to $0.21 per share in Q1 2021;
  Core FFO per share increased by 7.7% to $0.14, reflecting overall Core FFO growth of 32% driven by strong operating fundamentals and continued growth in the single-family rental portfolio, as well as higher fees generated from new Investment Vehicles created over the past year, partially offset by a 26% increase in weighted average diluted shares outstanding stemming largely from Tricon's U.S. public offering in October 2021;1
  Same home Net Operating Income ("NOI") for the single-family rental portfolio grew by 11.6% year-over-year and same home NOI margin increased by 0.7% to 67.8%. Same home occupancy increased by 0.7% year-over-year to a record-high of 98.0%, same home turnover hit a record low of 14.7% and blended rent growth was 8.7% (comprised of new lease rent growth of 18.7% and renewal rent growth of 6.3%);
  The Company expanded its single-family rental portfolio by 6.5% (32% year-over-year) during the quarter through the organic acquisition of 1,935 homes at an average price of $347,000 per home (including closing and up-front renovations costs) for a total acquisition cost of $671 million, of which Tricon's proportionate share was $202 million; and
  Positive trends continued into the second quarter, with same home rent growth of 8.6% in April 2022, including 17.9% growth on new leases and 6.5% growth on renewals, while same home occupancy increased to 98.4% and same home turnover remained low at 14.2%. The steady pace of acquisitions is expected to continue and management is on track to reach its target of 8,000 home acquisitions in 2022.

“After a tremendous 2021 highlighted by significant public and private capital raising, Tricon's management team focused squarely on growth and operating performance to deliver a solid first quarter of 2022 featuring a 22.6% year-over-year increase in the total proportionate NOI. Our acquisition pace of 1,935 homes during a typically slow quarter puts us firmly on track to reach our goal of acquiring over 8,000 homes this year,” said Gary Berman, President and CEO of Tricon. “Meanwhile, our robust rent growth, record-high occupancy and record-low turnover resulted in 11.6% same home NOI growth. The strength we see in our results heading into Q2 gives us the conviction to increase our same home NOI growth guidance by 50 bps, to a range of 7.5% to 9.5% this year. Importantly, we have been able to accomplish these results while doing what’s right for our residents in today’s supply-constrained housing market. This quarter we continued to voluntarily cap rent increases on renewals for existing residents, and rolled out our pioneering Tricon Vantage program with close to 1,400 residents now enrolled in our Credit Builder program. We are off to a great start in 2022, and I want to thank our employees for their unwavering commitment to serving our residents, and our shareholders for their ongoing support.”

Financial Highlights

For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$163,457	$41,904
Fair value gain on rental properties	299,572	112,302

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21

Net loss from discontinued operations	—	(67,562)
Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.34)
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.35)

Dividends per share(1)	$0.058	$0.056

Weighted average shares outstanding - basic	274,064,375	194,898,627
Weighted average shares outstanding - diluted	276,763,567	196,327,468

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$43,035	$32,522
Adjusted funds from operations ("AFFO")	33,658	25,817

Core FFO per share(3)	0.14	0.13
AFFO per share(3)	0.11	0.10

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which was 311,843,796 and 248,103,423 for the three months ended March 31, 2022 and March 31, 2021, respectively.

Net income from continuing operations in the first quarter of 2022 was $163.5 million compared to $41.9 million in the first quarter of 2021, and included:

  Revenue from single-family rental properties of $138.8 million compared to $99.4 million in the first quarter of 2021, largely as a result of a 32% expansion in the single-family rental portfolio to 31,032 homes and a 9.6% year-over-year increase in average effective monthly rent (from $1,483 to $1,625), partially offset by a 2.5% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes.
  Direct operating expenses of $45.5 million compared to $33.2 million in the first quarter of 2021, primarily driven by the growth of the rental portfolio, higher property tax expenses associated with increasing property values, and elevated repairs and maintenance expenses as a result of an increased number and scope of work orders, and general inflationary pressures reflecting a tighter labor market and rising material costs.
  Revenue from private funds and advisory services of $12.4 million compared to $8.9 million in the first quarter of 2021, largely driven by property management and asset management fees from the U.S. multi-family portfolio after its syndication and the internalization of its property management functions, as well as higher development fees generated from Johnson communities.
  Fair value gain on rental properties of $299.6 million compared to $112.3 million in the first quarter of 2021 attributable to higher home values for the single-family rental portfolio. The appreciation in home prices reflected a number of factors, including strong population and job growth in the U.S. Sun Belt markets and a relatively low supply of existing and new homes for sale.

Core funds from operations ("Core FFO") for the first quarter of 2022 was $43.0 million, an increase of $10.5 million or 32% compared to $32.5 million in the first quarter of 2021. The increase in Core FFO was driven by significant NOI growth from the single-family rental business and higher fees earned by the Company's Private Funds and Advisory business from new Investment Vehicles.

Adjusted funds from operations ("AFFO") for the three months ended March 31, 2022 was $33.7 million, an increase of $7.8 million (30%) from the same period in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio, inflationary cost pressures for both materials and labor, as well as a larger scope of work performed on properties as non-essential repairs and maintenance activities were deferred or foregone in the comparative period due to the pandemic.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the three months ended March 31
(in thousands of U.S. dollars, except percentages and homes)	2022	2021

Total rental homes managed	31,146	23,535
Total proportionate net operating income (NOI)(1)	$63,291	$51,627
Total proportionate net operating income (NOI) growth(1)	22.6%	8.3%
Same home net operating income (NOI) margin(1)	67.8%	67.1%
Same home net operating income (NOI) growth(1)	11.6%	N/A
Same home occupancy	98.0%	97.3%
Same home annualized turnover	14.7%	21.2%
Same home average quarterly rent growth - renewal	6.3%	4.0%
Same home average quarterly rent growth - new move-in	18.7%	12.3%
Same home average quarterly rent growth - blended	8.7%	6.5%
(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS measures” and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $63.3 million for the three months ended March 31, 2022, an increase of $11.7 million or 22.6% compared to the same period in 2021. The favorable variance in NOI was mainly attributable to a $14.7 million or 19.7% increase in rental revenues driven by a 9.6% increase in the average monthly rent ($1,625 in Q1 2022 vs. $1,483 in Q1 2021), growth in the portfolio size (Tricon's proportionate share of rental homes was 20,253 in Q1 2022 compared to 18,091 in Q1 2021, an increase of 12.0%) as well as a decrease in bad debt expense as collection rates improved. Other revenue also increased by $1.9 million or 63.4% as ancillary services such as smart-home technology and renters insurance were provided to more residents. This favorable change in revenue was partially offset by a $5.0 million or 19.0% increase in direct operating expenses due to incremental costs associated with a larger portfolio of homes, higher property taxes and higher repairs and maintenance expense caused by wage and material price pressures and a deferral of non-essential activities in the same period in 2021 due to the pandemic.

Single-family rental same home NOI growth was 11.6% in the first quarter of 2022, primarily driven by revenue growth of 10.4% reflecting a 7.2% increase in average monthly rent ($1,589 in Q1 2022 compared to $1,482 in Q1 2021) coupled with a 70 basis point improvement in occupancy to a record-high 98.0%, ancillary revenue growth of 31.7% and lower bad debt expense. This favorable growth was partially offset by an 8.1% increase in operating expenses attributable to higher property taxes, higher repairs and maintenance expense as explained above, and additional costs incurred to provide ancillary services to more residents.

Single-Family Rental Investment Activity

The Company continued to expand its single-family rental portfolio through the acquisition of an additional 1,935 homes during the quarter, bringing its total managed portfolio to 31,032 rental homes. The homes were purchased at an average cost per home of $347,000, including up-front renovations, for a total acquisition cost of $671 million, of which Tricon's share was approximately $202 million. Tricon plans to purchase over 2,000 homes in the second quarter of 2022.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  Tricon's share of U.S. multi-family rental NOI was $3.8 million compared to $3.2 million for the same period in 2021, a $0.6 million or 17.5% increase on a same-property basis. The growth in NOI is primarily attributable to a $0.7 million or 12.8% year-over-year increase in revenue driven by a 10.7% year-over-year increase in average monthly rent, aided by a 0.9% year-over-year improvement in occupancy to 95.5%. Total operating expenses moderately increased by $0.2 million to $2.5 million attributable to increased usage and rising prices of third-party contract services, partially offset by a decline in marketing and leasing costs due to stronger leasing demand;
  In the Canadian multi-family business, The Selby experienced a surge in leasing activity, with occupancy increasing 14.3% year-over-year and blended rent growth of 9.4%, resulting in year-over-year NOI growth of 24.2%;
  Across Tricon's Canadian residential developments portfolio, construction continues to progress on schedule, with the majority of projects under construction being funded by construction loans. Of note, Queen & Ontario and the Canary Landing (West Don Lands) - Block 20 projects are on schedule to begin construction in Q2 2022, and The Taylor and Canary Landing (West Don Lands) - Block 8 projects are on schedule to achieve their first occupancy by the end of 2022;
  The Company and Canada Pension Plan Investment Board ("CPPIB") successfully closed on their second joint venture investment ("Symington"), a 1.95 acre development site in the Junction, one of Toronto's character neighborhoods undergoing rapid gentrification. Once complete, the project will be a 17-story, 341-unit rental apartment community; and
  Tricon's investments in U.S. residential developments generated $11.9 million of distributions to the Company in Q1 2022, including $0.7 million in performance fees.

Change in Net Assets

As at March 31, 2022, Tricon's net assets grew by $160.2 million to $3.2 billion compared to $3.1 billion as at December 31, 2021. The increase was largely driven by reported net income of $162.3 million for the quarter (including fair value gains of $299.6 million on the single-family rental portfolio or $215.4 million on a proportionate basis). Accordingly, Tricon's book value (net assets) per common share outstanding also increased by 5% sequentially to $11.77 (C$14.71) as at March 31, 2022 compared to $11.22 (C$14.22) as at December 31, 2021.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $415 million of undrawn capacity as at March 31, 2022. The Company also had approximately $143 million of unrestricted cash on hand, resulting in total liquidity of $558 million.

As at March 31, 2022, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.5 billion, reflecting a pro-rata net debt to assets ratio of 35.7%. For the three months ended March 31, 2022, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 8.1x.2

On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of approximately $530 million, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29.9 million were returned to SFR JV-2 to fund future acquisitions of rental properties.

2022 Guidance Update

As a result of the strong operating performance during the first quarter, the Company updated its guidance for the Core FFO per share and same home metrics for the current fiscal year as follows:

For the year ended December 31	Current 2022 Guidance			Previous 2022 Guidance

Core FFO per share	$0.60	-	$0.64	$0.60	-	$0.64

Same home revenue growth	7.5%		9.5%	7.0%	-	9.0%
Same home expense growth	7.0%		9.0%	6.5%	-	8.5%
Same home NOI growth	7.5%		9.5%	7.0%	-	9.0%
Single-family rental home acquisitions	8,000+			8,000+

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section, as the figures presented above are considered to be “financial outlook” for purposes of applicable securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On May 10, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2022 to shareholders of record on June 30, 2022.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Wednesday, May 11, 2022 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 2 pm ET on May 11, 2022 until midnight ET on June 11, 2022. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three months ended March 31, 2022, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s filed Form 6-K. The financial information therein is presented in U.S. dollars.

The Company has also made available on its website supplemental information for the three months ended March 31, 2022. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 39,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage, anticipated home acquisitions, the single-family rental unit acquisition and development pipeline and the benefits to the Company of such factors. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; fluctuation in interest rates and volatility in financial markets; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2022 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this press release are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activities and improved management efficiencies accompanying portfolio growth; and the availability of homes meeting the Company’s single-family rental acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$162,347	$41,333	$121,014

Fair value gain on rental properties	(299,572)	(112,302)	(187,270)
Fair value loss on derivative financial instruments and other liabilities	29,362	37,172	(7,810)
Limited partners' share of FFO adjustments	85,996	20,118	65,878
FFO attributable to Tricon's shareholders	$(21,867)	$(13,679)	$(8,188)

Core FFO from U.S. and Canadian multi-family rental	2,321	7,530	(5,209)
(Income) loss from equity-accounted investments in multi-family rental properties	(17,037)	457	(17,494)
Loss from equity-accounted investments in Canadian residential developments	15	3	12
Deferred income tax expense	47,887	67,127	(19,240)
Current tax impact on sale of U.S. multi-family rental portfolio	—	(44,502)	44,502
Interest on convertible debentures	—	2,451	(2,451)
Interest on Due to Affiliate	4,286	4,313	(27)
Amortization of deferred financing costs, discounts and lease obligations	4,042	3,914	128
Equity-based, non-cash and non-recurring compensation(1)	19,949	3,177	16,772
Other adjustments	3,439	1,731	1,708
Core FFO attributable to Tricon's shareholders	$43,035	$32,522	$10,513

Recurring capital expenditures(2)	(9,377)	(6,705)	(2,672)
AFFO attributable to Tricon's shareholders	$33,658	$25,817	$7,841
(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. No payments were made for the three months ended March 31, 2022 and 2021.
(2) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditure.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,715	$49,037
Net operating income (NOI), proportionate non-same home	8,576	2,590
Net operating income (NOI), proportionate total portfolio	63,291	51,627
Limited partners' share of NOI(1)	29,982	14,545
Net operating income from single-family rental properties per financial statements	$93,273	$66,172
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.
RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$94,559	$77,904	$16,655	21.4%
Total direct operating expenses	31,268	26,277	4,991	19.0%

Net operating income (NOI)(1)	$63,291	$51,627	$11,664	22.6%
Net operating income (NOI) margin(1)	66.9%	66.3%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definition.
RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$80,696	$73,063	$7,633	10.4%
Total direct operating expenses	25,981	24,026	1,955	8.1%

Net operating income (NOI)(1)	$54,715	$49,037	$5,678	11.6%
Net operating income (NOI) margin(1)	67.8%	67.1%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definition.

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021

Net operating income (NOI), proportionate portfolio	$3,812	$3,245
Less: net operating income (NOI) in discontinued operations	—	(3,245)
Interest expense, proportionate portfolio	(1,370)	—
Other expenses, proportionate portfolio	(259)	(549)
Fair value gain on multi-family rental properties, proportionate portfolio	14,694	—
Income (loss) from equity-accounted investments in U.S. multi-family rental properties per financial statements(1)	$16,877	$(549)

Net operating income (NOI), proportionate portfolio(2)	$—	$3,245
Net operating income (NOI), IFRS reconciliation(2)	—	12,979
Interest expense	—	(7,845)
Other expenses	—	(1,176)
Loss on sale(1)	—	(84,427)
Net income (loss) from discontinued operations before income taxes per financial statements(1)	$—	$(77,224)
(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date. The loss on sale was mainly attributable to the derecognition of goodwill.
(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. To assist with comparability against financial results after March 31, 2021, the total NOI from discontinued operations has been apportioned between Tricon's retained ownership interest (20%) and Tricon's disposed ownership interest (80%).

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$5,834,380	$—	$—	$5,834,380	$3,132,971	$8,967,351
Equity-accounted investments in multi-family rental properties	215,482	—	—	215,482	—	215,482
Equity-accounted investments in Canadian residential developments	—	102,277	—	102,277	—	102,277
Canadian development properties	—	139,765	—	139,765	—	139,765
Investments in U.S. residential developments	—	138,084	—	138,084	—	138,084
Restricted cash	79,259	6,498	1,336	87,093	50,473	137,566
Goodwill, intangible and other assets	902		128,154	129,056	1,491	130,547
Deferred income tax assets	—	—	106,291	106,291	—	106,291
Cash	46,006	1,216	27,321	74,543	68,653	143,196
Other working capital items(1)	17,978	1,828	46,570	66,376	20,152	86,528
Total assets	$6,194,007	$389,668	$309,672	$6,893,347	$3,273,740	$10,167,087

Liabilities
Debt	2,256,987	34,591	99,063	2,390,641	2,003,218	4,393,859
Due to Affiliate	—	—	252,930	252,930	—	252,930
Other liabilities(2)	123,989	4,436	381,987	510,412	1,270,522	1,780,934
Deferred income tax liabilities	—	—	519,163	519,163	—	519,163
Total liabilities	$2,380,976	$39,027	$1,253,143	$3,673,146	$3,273,740	$6,946,886

Non-controlling interest	—	—	6,190	6,190	—	6,190

Net assets attributable to Tricon's shareholders	$3,813,031	$350,641	$(949,661)	$3,214,011	$—	$3,214,011

Net assets per share(3)	$13.97	$1.28	$(3.48)	$11.77
Net assets per share (CAD)(3)	$17.46	$1.60	$(4.35)	$14.71
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.
(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.
(3) As at March 31, 2022, common shares outstanding were 272,985,196 and the USD/CAD exchange rate was 1.2496.

TOTAL AUM

	March 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$7,241,262	49.6%	$6,816,668	49.6%
Principal AUM	7,349,931	50.4%	6,919,664	50.4%
Total AUM	$14,591,193	100.0%	$13,736,332	100.0%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended March 31, 2022
Net income attributable to Tricon's shareholders from continuing operations	$162,347	$—	$162,347
Interest expense	23,113	13,741	36,854
Current income tax expense	462	—	462
Deferred income tax expense	47,887	—	47,887
Amortization and depreciation expense	3,407	—	3,407
Fair value gain on rental properties	(215,375)	(84,197)	(299,572)
Fair value loss on derivative financial instruments and other liabilities	31,161	(1,799)	29,362
Look-through EBITDAre adjustments from non-consolidated affiliates	(12,967)		(12,967)
EBITDAre, consolidated	$40,035	$(72,255)	$(32,220)

Equity-based, non-cash and non-recurring compensation	19,949	—	19,949
Other adjustments(1)	1,433	106	1,539
Limited partners' share of EBITDAre adjustments	—	72,149	72,149
Non-controlling interest's share of EBITDAre adjustments	(219)	—	(219)
Adjusted EBITDAre	$61,198	$—	$61,198

Adjusted EBITDAre (annualized)			$244,792
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$2,113	$106	$2,219
Realized and unrealized foreign exchange loss	61	—	61
Look-through other adjustments from non-consolidated affiliates	(48)	—	(48)
Lease payments on right-of-use assets	(693)	—	(693)
Total other adjustments	$1,433	$106	$1,539

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	March 31, 2022

Pro-rata assets of consolidated entities(1)	$6,575,588

U.S multi-family rental properties	357,301
Canadian multi-family rental properties	41,278
Canadian residential developments	227,415
Pro-rata assets of non-consolidated entities	625,994

Pro-rata assets, total	$7,201,582
Pro-rata assets (net of cash), total(2)(3)	$7,031,855
(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.
(2) Reflects proportionate cash and restricted cash of $161,636 as well as pro-rata cash and restricted cash of non-consolidated entities of $8,091.
(3) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.
PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	March 31, 2022

Pro-rata debt of consolidated entities	$2,390,641

U.S multi-family rental properties	159,796
Canadian multi-family rental properties	18,959
Canadian residential developments	113,394
Pro-rata debt of non-consolidated entities	292,149

Pro-rata debt, total	$2,682,790
Pro-rata net debt, total(1)(2)	$2,513,063

Pro-rata net debt to assets	35.7%
(1) Reflects proportionate cash and restricted cash of $161,636 as well as pro-rata cash and restricted cash of non-consolidated entities of $8,091.
(2) Non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition.

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	March 31, 2022

Equity-accounted investments in U.S. multi-family rental properties
Tricon's pro-rata share of assets	$357,301
Tricon's pro-rata share of debt	(159,796)
Tricon's pro-rata share of working capital and other	(3,330)
Equity-accounted investments in U.S. multi-family rental properties	194,175

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$41,278
Tricon's pro-rata share of debt	(18,959)
Tricon's pro-rata share of working capital and other	(1,012)
Equity-accounted investments in Canadian multi-family rental properties	21,307

Equity-accounted investments in multi-family rental properties	$215,482

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets	$227,415
Tricon's pro-rata share of debt	(113,394)
Tricon's pro-rata share of working capital and other	(11,744)
Equity-accounted investments in Canadian residential developments	$102,277

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	March 31, 2022

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$1,935,409

U.S. multi-family rental properties debt	159,796
Canadian multi-family rental properties debt	18,959
Pro-rata debt of non-consolidated entities (stabilized properties)	178,755

Pro-rata debt (stabilized properties), total	$2,114,164
Pro-rata net debt (stabilized properties), total(2)	$1,989,725

Adjusted EBITDAre (annualized)(3)	$244,792
Pro-rata net debt to Adjusted EBITDAre (annualized)	8.1x
(1) Excludes $34,591 of development debt directly related to the consolidated Canadian development portfolio and $420,641 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.
(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $120,726 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $3,713.
(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion and incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity‐accounted investments, in both debt and Adjusted EBITDAre, by calculating pro‐rata leverage on a look‐through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

_______________________________
[1] Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
[2] Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com